SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. _____)*

PMC Commercial Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

693434102

(CUSIP Number)

June 13, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 693434102	13G

1.	Name of Reporting Person: Andrew S. Rosemore		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 385,649

		6.	Shared Voting Power: 163,777

		7.	Sole Dispositive Power: 385,649

		8.	Shared Dispositive Power: 163,177

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 549,426

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%

12.	Type of Reporting Person: IN

Page 2 of 6 pages

CUSIP No. 693434102	13G

ITEM 1.

(a)	Name of Issuer: PMC Commercial Trust

(b)	Address of Issuer’s Principal Executive Offices: 17950 Preston Road, Suite 600, Dallas, Texas 75252

ITEM 2.

(a)	Name of Person Filing: Andrew S. Rosemore

(b)	Address of Principal Business Office or, if none, Residence: c/o PMC Commercial Trust, 17950 Preston Road, Suite 600, Dallas, Texas 75252

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Shares of Beneficial Interest, par value $0.01 per share

(e)	CUSIP Number: 693434102

ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

CUSIP No. 693434102	13G

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 549,426 (1)

(b)	Percent of class: 5.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 385,649

(ii)	Shared power to vote or to direct the vote: 163,777

(iii)	Sole power to dispose or to direct the disposition of: 385,649

(iv)	Shared power to dispose or to direct the disposition of: 163,777

(1) Includes 292,132 shares held in IRAs, 13,940 shares held in a trust of which Dr. Rosemore is the beneficiary, 163,777 shares held by a partnership of which Dr. Rosemore and his wife are general partners, 4,471 shares held in the name of his children and 1500 restricted shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 6 pages

CUSIP No. 693434102	13G

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

CUSIP No. 693434102	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2005

Date

/s/ Andrew S. Rosemore

Signature

Andrew S. Rosemore

Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Page 6 of 6 pages